FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Freegold Ventures Limited

Suite 507 - 1540 West 2nd Avenue
Vancouver, BC, Canada, V6J 1H2

Item 2: Date of Material Change:

March 9, 2010

Item 3: News Release:

A news release dated and issued on March 9, 2010 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Freegold Ventures stakes additional ground at Rob Gold Project, Alaska

Item 5: Full Description of Material Change:

March 9, 2010 - Vancouver, BC. Freegold Ventures Limited (“Freegold”) is pleased to announce the staking of 141 State of Alaska mining claims covering 15,360 acres adjacent to its Rob gold project in the Goodpaster Mining District, Alaska. These new claims bring the total Rob project land holdings to 19,600 acres in one of the most prospective mining districts in Alaska. The newly acquired lands sit between the Tibbs Creek and Serpentine faults  which define the western and eastern limits, respectively, of the northeast trending regional scale Black Mountain tectonic zone. Virtually all of the known lode gold occurrences in the eastern Goodpaster Mining district are located within the Black Mountain tectonic zone. Host rocks in the new claims include Paleozoic paragneiss and orthogneiss intruded by mid-Cretaceous intermediate plutonic rocks, the same units which host high-grade mineralization at the Grey Lead, Blue Lead, Michigan and Trench prospects at Rob.  Previous exploration by Freegold has included limited drilling at the Grey Lead which intercepted  13 feet at 28 g/t gold and  18.7 feet @ 19  g/t gold.

Public-sector geochemical data from the newly acquired claims indicates widespread anomalous gold, arsenic, bismuth and tungsten in rocks, stream sediments and pan concentrate samples. The elevated bismuth and tungsten values are indicative of proximal intrusive-related gold mineralization similar to that at the Grey lead prospect at Rob and to Sumitomo’s +5 million ounce Pogo gold mine to the northwest of Rob. In 2009 the Pogo mine produced 389,808 ounces of gold at a cash cost of $423 per ounce.

Freegold has commissioned a revised NI-43-101 compliant technical report on the Rob project that is expected to provide additional information on the newly acquired claims and will include a recommended work program and budget for the Rob project. Completion of this report is expected before the end of March.

The Qualified Person for this release is Curt Freeman, P. Geo., M. Sc.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Kristina Walcott, President and CEO

Telephone:  604.662.7307

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 9th day of March 2010